 **GigEngyn**

Published by Emily Harris 🌐 · April 27 at 9:46 PM · 🌐



GigEngyn is crowdfunding! We're excited to announce that our WeFunder campaign is live, and we're thrilled to offer you the chance to invest in our software. Check out our WeFunder pitch at wefunder.com/gigengyn to see the details and invest. Let's go gig it!

See here for important legal disclosures: help.wefunder.com/testing-the-waters-legal-disclosure

End-to-End Event Management Software & CRM
for Streamlined Experiential Marketing

GigEngyn
Data-Driven Field Solutions

WEFUNDER.COM

Invest in GigEngyn: GigEngyn is an event management & sales CRM for cannabis and alcohol industry.



Amber McFee

May 9 at 4:05 PM ·

Women in the tech industry receive less than 3% of the total VC funding. It is super important for women such as myself to take a grassroots approach to fundraising. This is why I decided to offer an amazing incentive for those who support me early on. For the next 6 days friends and family will receive a 40% discount as a thank you for your support. It is a $100 minimum investment in exchange for equity in our company.

If you would like to learn more about GigEngyn and this opportunity please reach out. I'm happy to jump on a call anytime to answer questions or share more details about our company.



End-to-End Event Management Software & CRM for Streamlined Experiential Marketing

GigEngyn
Data-Driven Field Solutions



WEFUNDER.COM

Invest in GigEngyn: GigEngyn is an event management & sales CRM for cannabis and alcohol industry.



Amber McFee
April 28 at 2:50 AM · 🌐

We're officially launching our pre-seed round on WeFunder.
Checkout our campaign below. Please don't hesitate to reach out to me directly if you would like to learn more.



End-to-End Event Management Software & CRM for Streamlined Experiential Marketing

GigEngyn
Data-Driven Field Solutions



WEFUNDER.COM
Invest in GigEngyn: GigEngyn is an event management & sales CRM for cannabis and alcohol industry.



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About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   